Exhibit 99.5

Nova Scotia Power Inc.

Earnings Coverage Ratio

Pursuant to Section 8.4 of National Instrument 44-102, this updated calculation of the earnings coverage ratio is filed as an exhibit to the unaudited condensed financial statements of Nova Scotia Power Inc. for the six months ended June 30, 2011, in conjunction with an amended and restated short form base shelf prospectus dated July 15, 2010, as amended.

The following earnings coverage ratio is calculated for the twelve-month period ended June 30, 2011.

Twelve months ended June 30, 2011
Earnings Coverage (1)	1.70

(1)

Earnings coverage is equal to net income applicable to common shareholders plus: income taxes, interest on long term-debt, amortization of debt financing and after-tax preferred share dividends declared during the year together with undeclared preferred share dividends, if any, divided by interest on long-term debt plus amortization of debt financing and pre-tax preferred dividends.